347 Riverside Avenue, Jacksonville, FL 32202 www.fisglobal.com

November 30, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell and Karina Dorin

Re:	Fidelity National Information Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 27, 2023

File No. 001-16427

Dear Mr. Purcell and Ms. Dorin:

This letter sets forth Fidelity National Information Services, Inc.’s (the “Company”) responses to the comment letter, dated November 1, 2023, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and (ii) the Company’s response letter, dated October 19, 2023, in response to the comment letter of the Staff, dated October 4, 2023. For ease of reference, your comment is set forth in bold below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.

We note your response to prior comment 1 that your 2022 Global Sustainability Report disclosed Scope 1, 2, and 3 emissions “associated with” the Company’s operations. We further note such report reflects that your operations include greenhouse gas emissions relating to the purchase of electricity, chilled water and steam consumed across your global facility portfolio, including your data centers and facilities. Please explain in greater detail how you determined that there was no increased demand for generation and transmission of energy from alternative energy sources and discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Below please find greater detail (i) as to how the Company determined that there was no increased demand for generation and transmission of energy from alternative energy sources and (ii) regarding the potential adverse consequences to the Company’s reputation resulting from operations that produce greenhouse gas (“GHG”) emissions.

United States Securities and Exchange Commission

“[D]emand for generation and transmission of energy from alternative energy sources”

In connection with the Company’s engagement with the key stakeholders discussed below, such stakeholders have not raised with the Company that it was a priority issue that the Company increase its use of alternative energy sources for generation and transmission of energy in the operation of the Company’s business.

•

Shareholders and the Investment Community. The Company regularly engages with current and prospective shareholders and other members of the investment community, including securities analysts and representatives of large investment managers. As noted in the Company’s 2022 Global Sustainability Report, in 2022 the Company conducted a comprehensive shareholder engagement program in which it sought meetings with its top 32 shareholders, representing the holders of approximately 75% of the Company’s outstanding shares. Based on the Company’s engagement with these top shareholders and other stakeholders in the investment community, the Company believes that such stakeholders’ priority issues are the Company’s overall financial results, growth prospects, business strategy and capital allocation priorities.

•

Customers. The Company regularly engages with its material customers in an effort to learn more about such customers’ needs and to ensure that the Company’s products and services continue to meet such customers’ current and evolving business challenges in a timely, cost-effective, sustainable and legally compliant manner. Based on the Company’s engagement with its material customers, the Company believes that such customers’ priority issues are the Company’s technological innovations; the service, support and reliability that the Company provides to its customers; relative pricing and perceived value by the Company’s customers compared with competitors’ offerings; and developments in the overall global economy as well as regional economies.

•

Lenders. The Company also regularly engages with its current and prospective material lenders under its credit facilities, its commercial paper programs, its senior notes and other potential debt instruments. Based on the Company’s engagement with its current and prospective material lenders, the Company believes that such lenders’ priority issues are the Company’s overall business performance and financial results; the Company’s ability to comply with current or proposed leverage ratios or interest coverage ratios; the Company’s capital allocation strategy; the Company’s ability to incur new indebtedness, or to repay or refinance its outstanding indebtedness; and whether new or modified borrowings would be secured or unsecured and the scope of the covenants applicable to the Company in connection therewith.

Consistent with the Company’s prior response, if future demands for increased use of alternative energy sources for generation and transmission of energy in the operation of the Company’s business are reasonably likely to materially impact the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

United States Securities and Exchange Commission

“[P]otential adverse consequences to [the Company’s] reputation resulting from [its] operations that produce greenhouse gas emissions”

Based on its key stakeholders’ priority issues as described above, the Company has not seen increased demand for generation and transmission of energy from alternative energy sources in the operation of the Company’s business. Regardless, the Company performs an annual survey of its global facilities to measure energy usage (including energy derived from renewable sources) and Scope 1, 2 and 3 emissions, and reports these metrics publicly through its annual Global Sustainability Report. Given this transparency and the Company’s regular engagement with the key stakeholders described above, the Company believes that the likelihood of adverse reputational consequences resulting from operations that produce GHG emissions is low. As noted in the Company’s prior response, the Company will monitor the likelihood of reputational risks resulting from operations that produce material GHG emissions, and if such risks are reasonably likely to have a material effect on the Company’s business, financial condition or results of operations, the Company will make appropriate disclosures in its future filings with the Commission.

* * * * * * * *

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or comments about this letter, please call me at (904) 831-4681.

Very truly yours,

/s/ James Kehoe

James Kehoe
Chief Financial Officer
Fidelity National Information Services, Inc.

cc:	Robert S. Rachofsky, Willkie Farr & Gallagher LLP
Danielle Scalzo, Willkie Farr & Gallagher LLP